COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20043

27th October 2006

06018142

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. 3 x General Purposes Committee resolution allotting securities dated 26 October 2006.
2. 2 x Notice of allotment of shares or securities on Form 88(2) dated 26 October 2006.
3. Notice of allotment of shares or securities on Form 88(2) dated 27 October 2006.
4. Stock Exchange announcement dated 25 October 2006 relating to analyst and investor briefing.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
NOV 0 8 2006
THOMSON
FINANCIAL

RECEIVED

2006 NOV -6 P 3:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 26th October 2006

Present:	**A E Cook**	**-**	**Chairman**
	W G Tucker	**-**	**By telephone**
In attendance:	**J M Pope**	**-**	**Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]**

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
27.10.00	P M Frank	24.10.06	71,760 ("U")	£74,390.72

It was resolved that a total of 71,760 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (£)**
P M Frank	71,760	£1.01166

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 71,760 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 26th October 2006

Present:	**A E Cook**	-	**Chairman**
	W G Tucker	-	**By telephone**
In attendance:	**J M Pope**	-	**Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	A D Guenthardt	25.10.06	17,240 ("U")	£18,670.92
29.10.02	"	"	17,850 ("U")	£16,273.13

It was resolved that a total of 35,090 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
A D Guenthardt	17,240	£1.058
	17,850	£0.88666

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 35,090 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

[signature]

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 26th October 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	By telephone
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 25th October 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £7,235.50) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 7,440 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 25th October 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

[signature]

Chairman

Closure report:	25th October 2006														
Originator:	Yorkshire Building Society												Schedule 1.1 to		
													General Purposes Committee Minute dated 26th October 2006		
			Option	Share					Exercised						
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	NINO	Shares	Cost	Address1	Address2	Postcode	Forenames	Location
005174359864	141103	3	0.939	0.914	MR	REED	MC	ZW304060C	5620	5277.18	54A GREEN LANE	LETCHWORTH GARDEN CITY	SG6 1EG	MICHAEL CHARLES	CELRAD
008870284065	161104	3	1.076	1.051	MR	REED	MC	ZW304060C	1820	1958.32	54A GREEN LANE	LETCHWORTH GARDEN CITY	SG6 1EG	MICHAEL CHARLES	CELRAD
Totals									7440	£7,235.50					

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day	Month	Year	To: Day	Month	Year
	26	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	35,090		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Class of shares allotted Ordinary 2.5p, £	Number allotted 35,090
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] 26/10/06 Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	2 6 1 0 2 0 0 6	

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	71,760		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	71,760
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed JM POPE Date 26/10/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day / Month / Year	Day / Month / Year
	26 / 10 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	7,440		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode		Class of shares allotted: Ordinary 2.5p. £	Number allotted: 7,440
Name: Address: UK Postcode		Class of shares allotted	Number allotted
Name: Address: UK Postcode		Class of shares allotted	Number allotted
Name: Address: UK Postcode		Class of shares allotted	Number allotted
Name: Address: UK Postcode		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed JM POPE Date 27/10/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number

DX exchange

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Analyst and Investor Briefing
Released	07:00 25-Oct-06
Number	9662K

RNS Number:9662K
Cobham PLC
25 October 2006

COBHAM ANALYST AND INVESTOR BRIEFING

Cobham plc (Cobham) announces that it is hosting a presentation to investors and analysts today at its business, ERA Technology Ltd, in Surrey.

No new trading or price sensitive information will be disclosed during the meeting.

ENQUIRIES:

Cobham plc
Julian Wais, Director of Investor Relations +44 (0) 1202 857998

NOTES:

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

END

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